UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                           SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*

                  MASSMUTUAL PARTICIPATION INVESTORS
________________________________________________________________________
                                    (Name of Issuer)

                                Common
________________________________________________________________________
                           (Title of Class of Securities)

                            576299101
                  _______________________________
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement
[ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                    Page 1 of 3 pages

CUSIP No.  576299101
                              13G
________________________________________________________________________
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Massachusetts Mutual Life Insurance Company
         04-1590850
_________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                    (A)  _______
         not applicable
                                    (B)  _______
_________________________________________________________________________
3        SEC USE ONLY



_________________________________________________________________________
4        CITIZENSHIP OF PLACE OF ORGANIZATION

         Commonwealth of Massachusetts
_________________________________________________________________________
                  5        SOLE VOTING POWER
NUMBER OF
   SHARES                  1,337,031
                  ____________________________________________________
BENEFICIALLY      6        SHARED VOTING POWER
   OWNED BY
   EACH                    not applicable
                  ____________________________________________________
REPORTING         7        SOLE DISPOSITIVE POWER
   PERSON
   WITH                    1,337,031
                  ____________________________________________________
                  8        SHARED DISPOSITIVE POWER

                           not applicable
_________________________________________________________________________
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,337,031
_________________________________________________________________________
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *

         not applicable
_________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             12.7%
_________________________________________________________________________
12       TYPE OF REPORTING PERSON *

         IC  (insurance company)
_________________________________________________________________________

                  *  SEE INSTRUCTION BEFORE FILLING OUT!
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Page 2 of 3 pages


ITEM 1(a).  Name of Issuer:  MassMutual Participation Investors

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

         1295 State Street
         Springfield, Massachusetts  01111


ITEM 2(a).  Name of Person Filing:

            This statement is filed on behalf of Massachusetts
            Mutual Life Insurance Company.

ITEM 2(b).  Address of Principal Business Office:

            MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
            1295 State Street
            Springfield, Massachusetts  01111

ITEM 2(c).  Citizenship

            MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY is organized under the laws of the Commonwealth of Massachusetts

ITEM 2(d).  Title of Class of Securities:  Common Stock

ITEM 2(e).  CUSIP NUMBER:  576299101

ITEM 3. This statement is filed pursuant to Rule 13d-1(b) by Massachusetts Mutual Life Insurance Company, an insurance company as defined in Section 3(a)(19).

ITEM 4.     Ownership:

            This statement if filed to report information as of December 31, 1995.

            (a)  Amount Beneficially Owned:

            Massachusetts Mutual Life Insurance Company owns $12,000,000 Convertible Sr. Note due
            July 15, 2002, convertible into common stock at $9.1125 per share. MassMutual also owns
            20,158 shares of common stock.

            Total shares of common stock owned directly and indirectly: 1,337,031.

            The filing of this statement shall not be construed as an admission that Massachusetts Mutual Life Insurance Company for the purpose of sections
            13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any common stock of the issuer.

            (b)  Percent of Class:

            Percentage of ownership is calculated as follows:

            1,337,031 (shares held) / 9,220,000 (shares outstanding)
                   + 1,316,872 (shares from note) = 12.7%


            (c)  Powers:

            Massachusetts Mutual Life Insurance Company, has sole power to vote or dispose 1,337,031 shares.

ITEM 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

ITEM 6. Ownership of More Than Five Percent on Behalf of Another Person:

            Not applicable

ITEM 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company:

            Note applicable

ITEM 8. Identification and Classification of Members of the Group:

            not applicable

ITEM 9.     Notice of Dissolution of the Group:

            Not applicable

ITEM 10.    Certification:

            By signing below, MASSACHUSETTS MUTUAL LIFE
            INSURANCE COMPANY certifies to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature
---------
            After reasonable inquiry and to the best of knowledge and belief, MASSACHUSETTS MUTUTAL LIFE INSURANCE
            COMPANY certifies that the information set forth in this statement is true, complete and correct.


February 7, 1996
_____________________
     Date

MASSACHUSETTS MUTUAL
LIFE INSURANCE COMPANY

By:______________________
          Name

Bruce E. Gaudette
Vice President
_________________________
(Print Name and Title
 of Person Signing)

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